# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Therapeutics, Inc., CIK 0001697532
CUSIP: 03828A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 545 FIFTH AVENUE, SUITE 1400, 545 FIFTH AVENUE, SUITE 1400, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 12/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001829126-23-003053
Filed by CIK 0001969764

## Reporting persons
- Propel Bio Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,015,394; shared voting power 0; sole dispositive power 6,015,394; shared dispositive power 0; aggregate amount beneficially owned 6,015,394 (4.2% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  (2) Calculations are based on 144,300,674 common shares outstanding as of November 12, 2025, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Leen Kawas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,015,394; shared voting power 0; sole dispositive power 6,015,394; shared dispositive power 0; aggregate amount beneficially owned 6,015,394 (4.2% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  (2) Calculations are based on 144,300,674 common shares outstanding as of November 12, 2025, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  (2) Calculations are based on 144,300,674 common shares outstanding as of November 12, 2025, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Richard Kayne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,015,394; shared voting power 0; sole dispositive power 6,015,394; shared dispositive power 0; aggregate amount beneficially owned 6,015,394 (4.2% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  (2) Calculations are based on 144,300,674 common shares outstanding as of November 12, 2025, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
- Propel Bio Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,015,394; shared voting power 0; sole dispositive power 6,015,394; shared dispositive power 0; aggregate amount beneficially owned 6,015,394 (4.2% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  (2) Calculations are based on 144,300,674 common shares outstanding as of November 12, 2025, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

## Item 1. Issuer
Name of issuer: Applied Therapeutics, Inc.
Address of issuer's principal executive offices: 545 FIFTH AVENUE, SUITE 1400, 545 FIFTH AVENUE, SUITE 1400, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing:
(i) Propel Bio Management, LLC
(ii) Leen Kawas
(iii) Richard Kayne
(iv) Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999
(v) Propel Bio Partners LLC
Address of principal business office or, if none, residence:
(i) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(ii) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(iii) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(iv) C/O RMZ, LLC 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(v) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
Citizenship:
(i) Delaware
(ii) United States
(iii) United States
(iv) California
(v) California

## Item 4. Ownership
Amount beneficially owned:
(i) 6,015,394 (1)(2)(5)
(ii) 6,015,394 (1)(2)(5)
(iii) 6,015,394 (1)(2)(5)
(iv) 0 (2)(3)(5)
(v) 6,015,394 (2)(4)(5)
Percent of class:
(i) 4.17% (1)(2)(5)
(ii) 4.17% (1)(2)(5)
(iii) 4.17% (2)(3)(5)
(iv) 0.00% (2)(3)(5)
(v) 4.17% (2)(4)(5)
Sole power to vote or to direct the vote:
(i) 6,015,394
(ii) 6,015,394
(iii) 6,015,394
(iv) 0
(v) 6,015,394
Shared power to vote or to direct the vote:
(i) 0
(ii) 0
(iii) 0
(iv) 0
(v) 0
Sole power to dispose or to direct the disposition:
(i) 6,015,394
(ii) 6,015,394
(iii) 6,015,394
(iv) 0
(v) 6,015,394
Shared power to dispose or to direct the disposition:
(i) 0
(ii) 0
(iii) 0
(iv) 0
(v) 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Reporting persons are holding 4.17% of the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Propel Bio Management, LLC: Leen Kawas, Managing Member (12/31/2025)
- Leen Kawas: Leen Kawas, Individual (12/31/2025)
- Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999: Richard Kayne, Trustee (12/31/2025)
- Richard Kayne: Richard Kayne, Individual (12/31/2025)
- Propel Bio Partners LLC: Leen Kawas, Managing Member (12/31/2025)